                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              AMERICAN MEDIA, INC.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    02744L100
                                 (CUSIP Number)

                                AUSTIN M. BEUTNER
                                    PRESIDENT
                              EMP ACQUISITION CORP.
                               65 EAST 55TH STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 857-3100

                                 with a copy to

                             ALAN G. SCHWARTZ, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                FEBRUARY 16, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.   02744L100                                          Page 2 of 9 Pages

------------------------------------------------------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   EMP Acquisition Corp.
------------------------------------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)  [ ]
                                                                                (b)  [ ]
------------------------------------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

                   WK, 00
------------------------------------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                         [ ]
------------------------------------------------------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
------------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF              7     SOLE VOTING POWER
        SHARES                              0
BENEFICIALLY OWNED BY     ----------------------------------------------------------------------------------------------------------
         EACH                8     SHARED VOTING POWER
      REPORTING                    21,713,324
        PERSON
         WITH             ----------------------------------------------------------------------------------------------------------
                             9     SOLE DISPOSITIVE POWER
                                            0
                          ----------------------------------------------------------------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                   21,713,324
------------------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   21,713,324
------------------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [ ]
------------------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          51.1%
------------------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   CO
------------------------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   02744L100                                          Page 3 of 9 Pages

--------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  EMP Group L.L.C.
--------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) [ ]

                                                                                (b) [ ]
--------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  WK, 00
--------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                          [ ]
--------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------------------------------------------
     NUMBER OF            7    SOLE VOTING POWER
      SHARES                            0
BENEFICIALLY OWNED     ---------------------------------------------------------------------------------------------
        BY                8    SHARED VOTING POWER
       EACH                    21,713,324
     REPORTING
      PERSON           ---------------------------------------------------------------------------------------------
       WITH               9    SOLE DISPOSITIVE POWER
                                        0
                       ---------------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               21,713,324
--------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  21,713,324
--------------------------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]
--------------------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         51.1%
--------------------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

                  OO
--------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.

                  This statement relates to the shares of Class A Common Stock, $.01 par value (the "American Media Common Stock"), of American Media, Inc., a Delaware corporation ("American Media"). The principal executive offices of American Media are located at 600 South East Coast Avenue, Lantana, Florida 33464.

Item 2.           Identity and Background.

                  This statement is being filed by EMP Acquisition Corp., a Delaware corporation ("EMP") and EMP Group L.L.C., a Delaware limited liability company ("Group"). The principal offices of EMP are located at 65 East 55th Street, New York, New York 10022. EMP principally engages in the business of investing in other companies. The principal offices of Group are located at 65 East 55th Street, New York, New York 10022. Group principally engages in the business of investing in other companies. Group holds 100% of the outstanding common stock of EMP.

                  During the past five years, neither EMP nor, to the knowledge of EMP, any of its directors or executive officers: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  During the past five years, neither Group nor, to the knowledge of Group, any of its directors or executive officers: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  As more fully described in Item 4 of this Statement, pursuant to a Voting Agreement between certain stockholders (the "Stockholders") of American Media and EMP (the "Voting Agreement") such Stockholders have granted to EMP an option pursuant to which EMP has the right, upon the occurrence of certain events, to purchase from such Stockholders all of their shares of American Media Common Stock (the "Option Shares") at a purchase price of $7.00 per share, subject to certain anti-dilution adjustments (the "Option"). If EMP were to exercise the Option, the funds required to purchase the Option Shares would be approximately $151.9 million (based on the number of shares of American Media Common Stock held by such Stockholders as of February 16, 1999). If the Option were to be exercised, it is currently anticipated that such funds would be provided from working capital or by borrowings from sources yet to be determined. Pursuant to the Voting Agreement, the Stockholders have also granted to EMP an irrevocable proxy to vote the shares of American Media Common Stock held by such Stockholders in accordance with the terms of the Voting Agreement.

Item 4.           Purpose of Transaction.

                  EMP and American Media entered into an Agreement and Plan of Merger, dated as of February 16, 1999 (the "Merger Agreement"), with respect to the merger of EMP with and into American Media as provided for in the Merger Agreement (the "Merger"). In the Merger, each outstanding share of American Media Common Stock will be converted into the right to receive the amount of $7.00 per share, without interest thereon, and such shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist. In the Merger, each share of EMP common stock that was issued and outstanding immediately prior to the Merger shall be converted into and become one validly issued, fully paid and nonassessable share of American Media Common Stock. As a result, upon consummation of the Merger, EMP shall be merged with and into American Media, the separate corporation existence of EMP shall cease, and American Media shall continue as the surviving corporation. Concurrently with and as a condition to the execution and delivery of the Merger Agreement, EMP and the Stockholders also entered into the Voting Agreement pursuant to which such Stockholders granted to EMP the Option.

                  Except as described herein and in Item 6 below, neither EMP nor, to the knowledge of EMP, any of its directors or executive officers has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

                  Except as described herein and in Item 6 below, neither Group nor, to the knowledge of Group, any of its directors or executive officers has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D.

Item 5.           Interest in Securities of American Media

                  (a), (b) Under the Voting Agreement, EMP does not have the right to acquire the Option Shares unless certain specified events occur. If the Option were to become exercisable, EMP would be entitled to purchase upon exercise of the Option (subject to receipt of any necessary regulatory approvals) the Option Shares. Based on the number of shares of American Media Common Stock reported as held by the Stockholders as of February 16, 1999, the number of shares into which the option is exercisable is 21,713,324 shares, which represents 51.1% of the outstanding shares of American Media's Common Stock. If EMP were to exercise the Option, it would have sole power to vote and, subject to the terms of the Voting Agreement, sole power to direct the disposition of, the Option Shares. Because the Option will not be exercisable unless and until certain specified events occur, both EMP and Group disclaim beneficial ownership of any shares of American Media Common Stock subject to the Option. The number of shares described herein refers to both Class A shares and Class C shares convertible into Class A shares.

                  As of the date of this filing, neither EMP nor, to the knowledge of EMP, any of its directors or executive officers beneficially owns any shares of American Media Common Stock.

                  As of the date of this filing, neither Group nor, to the knowledge of Group, any of its directors or executive officers beneficially owns any shares of American Media Common Stock.

                  (c) Except as stated in Item 4 above, there have not been any transactions in American Media Common Stock effected by or for the account of EMP or, to the knowledge of EMP, any of its directors or executive officers, during the past 60 days.

                  Except as stated in Item 4 above, there have not been any transactions in American Media Common Stock effected by or for the account of Group or, to the knowledge of Group, any of its directors or executive officers, during the past 60 days.

                  (d) In the event that EMP were to exercise the Option, no person, other than EMP, would have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of American Media Common Stock then owned by EMP for its own account.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of American Media.

                  Except as set forth in response to Items 3, 4 and 5 hereof, neither EMP nor, to the knowledge of EMP, any of its directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of American Media, including, but not limited to, transfer or voting of any securities of American Media, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

                  Except as set forth in response to Items 3, 4 and 5 hereof, neither Group nor, to the knowledge of Group, any of its directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of American Media, including, but not limited to, transfer or voting of any securities of American Media, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.           Material to Be Filed as Exhibits.

Exhibit 1. Agreement and Plan of Merger, dated as of February 16, 1999, by and between EMP Acquisition Corp. and American Media, Inc.

Exhibit 2. Voting Agreement, dated as of February 16, 1999, between EMP Acquisition Corp. and the stockholders named therein.

                                   SIGNATURES

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   EMP Acquisition Corp.

                                   By:    /s/  Austin M. Beutner
                                   Name:  Austin M. Beutner
                                   Title: President

                                   EMP Group L.L.C.

                                   By:  Evercore Capital Partners L.P., as a
                                        Member

                                   By:  Evercore Capital Partners L.L.C., its
                                        General Partner

                                   By:    /s/  Austin M. Beutner
                                   Name:  Austin M. Beutner
                                   Title: Member

Dated: March 1, 1999

                                  EXHIBIT INDEX

Exhibit 1. Agreement and Plan of Merger, dated as of February 16, 1999, by and between EMP Acquisition Corp. and American Media, Inc.

Exhibit 2. Voting Agreement, dated as of February 16, 1999, between EMP Acquisition Corp. and the stockholders named therein.